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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Invemed Catalyst Fund, L.P.
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   (Last)                  (First)                 (Middle)

   375 Park Avenue      Suite 2205
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                                    (Street)

   New York                     NY                      10152
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   (City)                           (State)              (Zip)


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2. Issuer Name AND Ticker or Trading Symbol

   Key3Media Group, Inc. ("KMED")
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3. IRS Identification Number of Reporting Person, if any (Voluntary)


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4. Statement for Month/Day/Year

   02/03/03
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5. If Amendment, Date of Original (Month/Day/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [_]   Director                             [X]   10% Owner
   [_]   Officer (give title below)           [_]   Other (specify below)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form Filed by One Reporting Person
   [_] Form Filed by More than One Reporting Person

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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                              OR BENEFICIALLY OWNED
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                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                            2.        2A.           3.           Disposed of (D)                 Owned Follow-  Form:     7.
                            Transac-  Deemed        Transaction  (Instr. 3, 4 and 5)             ing Reported   Direct    Nature of
                            tion      Execution     Code         ------------------------------- Transac-       (D) or    Indirect
1.                          Date      Date, if any  Instr. 8)                   (A)              tions(s)       Indirect  Beneficial
Title of Security           (Month/   (Month/       ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                  Day/Year) Day/Year)     Code     V                  (D)              and 4)         (Instr.4) (Instr. 4)
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Common Stock, par
value $0.01 per share       02/03/03                S              5,166,667    (D)     $0.004    0             (D)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

              PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION
               CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
             UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

                                                                          (Over)
                                                                 SEC 1474 (9-02)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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                                                                                                            9.
                                                                                                            Number   10.
                                                                                                            of       Owner-
                                                                                                            Deriv-   ship
                                                                                                            ative    Form
                   2.                                                                                       Secur-   of
                   Conver-                         5.                             7.                        ities    Deriv-  11.
                   sion            3A              Number of                      Title and Amount          Bene-    ative   Nature
                   or              Deemed          Derivative    6.               of Underlying     8.      ficially Secur-  of
                   Exer-           Exe-    4.      Securities    Date             Securities        Price   Owned    ity:    In-
                   cise    3.      cution  Trans-  Acquired (A)  Exercisable and  (Instr. 3 and 4)  of      Follow-  Direct  direct
                   Price   Trans-  Date,   action  or Disposed   Expiration Date  ----------------  Deriv-  ing Re-  (D) or  Bene-
1.                 of      action  if      Code    of (D)        (Month/Day/Year)           Amount  ative   ported   In-     ficial
Title of           Deriv-  Date    any     (Instr. (Instr. 3,    ----------------           or      Secur-  Trans-   direct  Owner-
Derivative         ative   (Month/ (Month/   8)     4 and 5)      Date     Expira-          Number  ity     action(s) (I)    ship
Security           Secur-  Day/    Day/    ------  ------------   Exer-    tion             of      (Instr. (Instr.  (Instr. (Instr.
(Instr. 3)         ity     Year)   Year)   Code V    (A)   (D)    cisable  Date     Title   Shares  5)      4)        4)      4)
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Options to        $8.00                                          Immedi-   (1)      Common  20,000         N/A        (D)
purchase shares                                                  ately              Stock
of Common
Stock
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Options to        $11.375                                        Immedi-   (2)      Common   6,666         N/A        (D)
purchase shares                                                  ately              Stock
of Common
Stock
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Series A 5.5%     $5.55                                          Immedi-   (3)      Common   (4)           1,000,000  (D)
Convertible                                                      ately              Stock
Redeemable Preferred
Stock, par value
$0.01 per share
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Series B 5.5%     $5.55                                          Immedi-   (5)      Common   (6)           80,000     (D)
Convertible                                                      ately              Stock
Redeemable Preferred
Stock, par value
$0.01 per share
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Explanation of Responses:

(1) In accordance with the Key3Media Group, Inc. Stock Option Agreement, dated October, 21, 2000, entered into between Invemed Catalyst Fund, L.P. and the Issuer, the options must be exercised within 90 days after Michael B. Solomon's termination of service on the board of directors of the Issuer. Michael B. Solomon resigned from his position as a director of the Issuer, effective as of January 6, 2003.

(2) In accordance with the Key3Media Group, Inc. Stock Option Agreement, dated November 21, 2000, entered into between Invemed Catalyst Fund, L.P. and the Issuer, the options must be exercised within 90 days after Michael B. Solomon's termination of service on the board of directors of the Issuer. Michael B. Solomon resigned from his position as a director of the Issuer, effective as of January 6, 2003.

(3)      Automatic conversion on November 27, 2011.

(4) One share of Series A 5.5% Convertible Redeemable Preferred Stock is convertible into a number of common stock of the Issuer equal to the ratio the numerator of which is the adjusted liquidation preference and the denominator of which is the conversion price. The adjusted liquidation preference is (i) the liquidation preference at the beginning of the quarter divided by the conversion price, plus (ii) the amount of dividend accrued as of the conversion date divided by the closing price of a share of Common Stock the last trading day before the conversion date. The liquidation preference is originally $25 but accrues over time by the amount of unpaid dividends. As of February 3, 2003, one million shares of Series A 5.5% Convertible Redeemable Preferred Stock would be convertible into 25,674,710 shares of Common Stock of the Issuer.

(5)      Automatic conversion on November 27, 2011.

(6) One share of Series B 5.5% Convertible Redeemable Preferred Stock is convertible into a number of common stock of the Issuer equal to the ratio the numerator of which is the adjusted liquidation preference and the denominator of which is the conversion price. The adjusted liquidation preference is (i) the liquidation preference at the beginning of the quarter divided by the conversion price, plus (ii) the amount of dividend accrued as of the conversion date divided by the closing price of a share of common stock the last trading day before the conversation date. The liquidation preference is originally $25 but accrues over time by the amount of unpaid dividends. As of February 3, 2003, 80,000 shares of Series B 5.5% Convertible Redeemable Preferred Stock would be convertible into 2,053,976 shares of Common Stock of the Issuer.


Invemed Catalyst Fund, L.P.
By:  Invemed Catalyst GenPar, LLC
        Its General Partner
By:  Gladwyne Catalyst GenPar, LLC
        its Managing Member


   /s/ Suzanne Present                                  February 3, 2003
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   **Signature of Reporting Person                            Date
   Name:  Suzanne Present
   Title: Member

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
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